UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, Suite 1703

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
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1	Name of reporting person Daniel G. Cohen
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,031,314(1)(2)(3)(4)(5)
	8	Shared voting power 0
	9	Sole dispositive power 2,951,314(1)(2)(4)(5)
	10	Shared dispositive power 80,000(3)(5)

11	Aggregate amount beneficially owned by each reporting person 3,031,314(1)(2)(3)(4)(5)
12	Check box, if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 67.68%
14	Type of reporting person (see instructions) IN

(1)	Includes (i) 24,017 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc., a Maryland corporation (the “Issuer”), held directly by Daniel G. Cohen (the “Reporting Person”), and (ii) 78,740 shares of Common Stock held through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”).
(2)	Includes (i) 525,200 shares of Common Stock into which 5,252,002 units of membership interests (“LLC Units”) in Cohen & Company, LLC, a subsidiary of the Issuer, may be redeemed within 60 days of the date of this Amendment No. 13 to Schedule 13D, which the Reporting Person holds through CBF; and (ii) 1,335,331 shares of Common Stock into which 13,353,313 LLC Units may be redeemed within 60 days of the date of this Amendment No. 13 to Schedule 13D, which the Reporting Person holds directly.
(3)	Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 3 of 7

(4)	Includes 988,026 shares of Common Stock into which 9,880,268 LLC Units may be redeemed within 60 days of the date of this Amendment No. 13 to Schedule 13D, which is held by The DGC Family Fintech Trust (the “DGC Trust”), a trust established by the Reporting Person, of which the Reporting Person may be deemed to be a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust’s assets, including any securities held by the DGC Trust (and, in turn, the sole voting and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.
(5)

Does not include 200,000 shares into which the 2,000,000 restricted LLC Units granted to the Reporting Person on October 22, 2020 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to one-fifth of such restricted LLC Units on each of January 31, 2022, January 31, 2023, January 31, 2024, January 31, 2025 and January 31, 2026, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries. Also does not include 19,500 shares into which the 195,000 restricted LLC Units granted to the Reporting Person on February 2, 2021 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to one-half of such restricted LLC Units on each of January 31, 2022 and January 31, 2023, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 4 of 7

This Amendment No. 13 to Schedule 13D is filed to amend Items 3, 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014, Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015, Amendment No. 6 to Schedule 13D filed with the SEC on December 20, 2017, Amendment No. 7 to Schedule 13D filed with the SEC on February 23, 2018, Amendment No. 8 to Schedule 13D filed with the SEC on September 26, 2018, Amendment No. 9 to Schedule 13D filed with the SEC on October 4, 2019, Amendment No. 10 to Schedule 13D filed with the SEC on December 3, 2019; Amendment No. 11 to Schedule 13D filed with the SEC on January 6, 2020 and Amendment No. 12 to Schedule 13D filed with the SEC on June 19, 2020 (as so amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 3.	Source and Amount of Funds or Other Consideration.

On October 27, 2021, Daniel G. Cohen (the “Reporting Person”) gifted 15,000 shares of common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc. (the “Issuer”) which were held directly by the Reporting Person to a school located in New York, New York for charitable purposes. The gifted shares reduced the number of shares of Common Stock held directly by the Reporting Person to 24,017 shares of Common Stock.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D is hereby supplemented by the information set forth in Item 3 above, which information is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,630,443 shares of Common Stock outstanding as of October 26, 2021 (as provided by the Issuer), plus (b) 525,200 shares of Common Stock into which 5,252,002 units of membership interests (“LLC Units”) in Cohen & Company, LLC, a subsidiary of the Issuer, may be redeemed within 60 days of the date of this Amendment No. 13 to Schedule 13D, which the Reporting Person holds through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”); plus (c) 1,335,331 shares of Common Stock into which 13,353,313 LLC Units may be redeemed within 60 days of the date of this Amendment No. 13 to Schedule 13D, which the Reporting Person holds directly; plus (c) 988,026 shares of Common Stock into which 9,880,268 LLC Units may be redeemed within 60 days of the date of this Amendment No. 13 to Schedule 13D, which is held by The DGC Family Fintech Trust (the “DGC Trust”), a trust established by the Reporting Person, of which the Reporting Person may be deemed to be a beneficial owner as a result of his ability to acquire at any time any of the DGC Trust’s assets, including any securities held by the DGC Trust (and, in turn, the sole voting and sole dispositive power with respect to such securities), by substituting other property of an equivalent value without the approval or consent of any person, including any trustee or beneficiary of the DGC Trust.

SCHEDULE 13D
CUSIP No. 19249M 102		Page 5 of 7

Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Shared Voting Power Dispositive Power	Number of Shares of Common Stock with Sole Dispositive Power		Number of Shares of Common Stock with Shared Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
3,031,314	(1)(2)(3)(4)	0	2,951,314	(1)(2)(4)	80,000	(3)	3,031,314	(1)(2)(3)(4)	67.68%

(1)	Includes (i) 24,017 shares of Common Stock held directly by the Reporting Person, and (ii) 78,740 shares of Common Stock held through CBF.
(2)	Includes (i) 525,200 shares of Common Stock into which 5,252,002 LLC Units may be redeemed within 60 days of the date of this Amendment No. 13 to Schedule 13D, which the Reporting Person holds through CBF; and (ii) 1,335,331 shares of Common Stock into which 13,353,313 LLC Units may be redeemed within 60 days of the date of this Amendment No. 13 to Schedule 13D, which the Reporting Person holds directly.
(3)	Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares are made by a majority of the trustees of EBC.
(4)	Includes 988,026 shares of Common Stock into which 9,880,268 LLC Units may be redeemed within 60 days of the date of this Amendment No. 13 to Schedule 13D, which is held by the DGC Trust.
(5)	Does not include 200,000 shares into which the 2,000,000 restricted LLC Units granted to the Reporting Person on October 22, 2020 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to one-fifth of such restricted LLC Units on each of January 31, 2022, January 31, 2023, January 31, 2024, January 31, 2025 and January 31, 2026, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries. Also does not include 19,500 shares into which the 195,000 restricted LLC Units granted to the Reporting Person on February 2, 2021 may become convertible, as the Reporting Person will not have the right to so convert such restricted LLC Units until such time as the restrictions on such LLC Units expire. The restrictions expire with respect to one-half of such restricted LLC Units on each of January 31, 2022 and January 31, 2023, in each case, so long as the Reporting Person is then employed by the Company or any of its subsidiaries.

SCHEDULE 13D
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(c) Except as set forth in Item 3 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC. The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2021

By:	/s/ Daniel G. Cohen
Name:	Daniel G. Cohen